Confidential Treatment Requested by Old Second Bancorp, Inc., Pursuant to 17 C.F.R. § 200.83

March 26, 2014

VIA EDGAR

Securities Exchange Commission

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Michael Clampitt

Re:	Old Second Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 27, 2014
File No. 333-193424
Form 10-K for Fiscal Year Ended
December 31, 2013
Filed February 26, 2014
File No. 000-10537

Dear Mr. Clampitt:

We are in receipt of your letter dated March 19, 2014, concerning the above-captioned filings of Old Second Bancorp, Inc. (the “Company”), and hereby submit the following responses to the comments contained therein.  To facilitate your review, we have repeated your comments below in bold italic type, followed by our responses.

The Company respectfully requests confidential treatment for certain omitted sections of this letter indicated by bracketed asterisks (“[***]”) below pursuant to 17 C.F.R. § 200.83 (“Rule 83”) promulgated by the Securities and Exchange Commission (the “Commission”).  Pursuant to Rule 83, the Company’s omitted responses will be provided to the Commission under separate cover in hard copy.  We request that these omitted sections be maintained in confidence, not be made part of any public record and not be disclosed to any person, because of the commercially sensitive nature of the omitted information.  In the event that the Commission receives a request for access to the confidential sections herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment under Rule 83.  Please address any notification of a request for access to such information to J. Douglas Cheatham, Old Second Bancorp, Inc., 37 S. River Street, Aurora, Illinois 60506.

Additionally, the Company has voluntarily enclosed with the paper copy of this letter supplemental materials responsive to the Commission’s comments on a confidential basis.  The supplemental information is being provided on a supplemental, confidential basis only and is not to be filed with or deemed a part of this response, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”).  Pursuant to Rule 12b-4, the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Commission’s review of the supplemental information.  In addition, in accordance with Rule 83, the Company requests confidential treatment due to the commercially sensitive nature of this information.

The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment requests pursuant to Rule 83.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 15

General

1.              We note your revised disclosure in response to prior comment 7 in our letter dated February 12, 2014.  However, your revised disclosure continues to discuss the possibility of risks that are currently unknown or appear immaterial.  Therefore, we reissue the comment.

In response to this comment, the Company has revised Amendment No. 2 to the Registration Statement on Form S-1 to remove the above-referenced language and undertakes to include this revised language, as appropriate, in future filings.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Date

Note 11- Income Taxes, pages 104

2.              We note your response to comments 15 and 16 from our letter dated February 12, 2014. We note that you expect to utilize net operating losses before their expiration, starting in 2021 for Illinois NOLs and 2030 for federal NOLs. Please specifically provide your time horizon for the utilization of federal and state NOLs and provide detailed information addressing the future reversals and timing of existing taxable temporary differences

[***]

Item 13. Certain Relationships and Related Transactions..., page 156

3.              We note your disclosure in response to prior comment 14 in our letter dated February 12, 2014. With respect to the “certain transactions” between Alarm Detection Systems, Inc. and the Company, please revise future filings to provide the information required by Item 404(a) of Regulation S-K or tell us how you concluded that you are not required to do so.

In response to this comment, the Company undertakes to include the disclosure required by Item 404(a) of Regulation S-K, as appropriate, in future filings.

*  * * * *

The Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (630) 906-5484 or dcheatham@oldsecond.com or William Skoglund, Chairman and President of the Company, at (630) 906-5483 or wskoglund@oldsecond.com.

Sincerely,

/s/ J. Douglas Cheatham

J. Douglas Cheatham
Executive Vice President and Chief Financial Officer